VIA EDGAR

January 5, 2015

Mr. Brian Cascio, Accounting Branch Chief

Mr. Andri Boerman, Reviewing Accountant

Mr. Gary Todd, Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Ming Yang Wind Power Group Limited Form 20-F for Fiscal Year Ended December 31, 2013 Filed April 30, 2014 File No. 001-34866

Dear Mr. Cascio, Mr. Boerman and Mr. Todd:

China Ming Yang Wind Power Group Limited (the “Company”) confirms receipt of the comment letter from the Securities and Exchange Commission (the “Commission”), dated December 18, 2014 (the “Comment Letter”), containing the Commission’s comments on the financial statements and related disclosures in the Company’s annual report on Form 20-F for fiscal year 2013. Due to the new year holidays and our year-end closing work, our internal reporting and confirmation processes on the reply to the comments have been delayed. The Company respectfully requests an extension of the deadline for its response. The Company expects to provide its response to the Comment Letter no later than January 16, 2015.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Leiming Chen of Simpson Thacher & Bartlett LLP, by phone at +852 214-7630 (office) or +852 9032-1314 (cell) or by email at lchen@stblaw.com.

Very truly yours,

/s/ Ricky Ng
Ricky Ng
Chief Financial Officer

Cc: Leiming Chen

Simpson Thacher & Bartlett LLP

Company Address: Mingyang Industry Park, 22 Torch Road, Torch Development Zone, Zhongshan City, Guangdong Province, China	1

Tel: +86-760-28138510/Fax: +86-760-28138511	Website: www.mywind.com.cn